Room 4561

October 13, 2006

John G. McLaughlin
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd.
Suite 1285
Los Angeles, CA 90045

Re: CompuMed, Inc.
        Form 10-KSB for the fiscal year ended September 30, 2005
        Filed December 27, 2005
        File No. 000-14210

Dear Mr. McLaughlin:

        We have completed our review of your Form 10-KSB and the related filings, and do not, at this time, have any further comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief